UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR

For Period Ended: June 30, 2007
                 --------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

PART I --      REGISTRANT INFORMATION

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    Scottish Re Group Limited
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Full Name of Registrant


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Former Name if Applicable

    P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road
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Address of Principal Executive Office (Street and Number)

    Hamilton HM08     Bermuda
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City, State and Zip Code

PART II --     RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-17, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
[X] quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the second quarter close process, Scottish Re Group Limited (the "Company") conducted a comprehensive analysis of its 2006 U.S. statutory filings and analyzed the tax effects of the Company's change-in-control and the redomestication of the Orkney I securitization, both of which occurred during the quarter ended June 30, 2007. The Company has not yet completed these projects, the results of which must be included in the Company's Form 10-Q for the quarter ended June 30, 2007. As a result, the Company is unable to file its Form 10-Q for the period ended June 30, 2007 by the prescribed due date without unreasonable effort or expense.

PART IV --     OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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           Paul Goldean                              441-295-4451
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              (Name)                                  (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects that the principle change in the results of operations from the quarter ended June 30, 2006 to the quarter ended June 30, 2007 will result from the tax position of the Company and its subsidiaries following the change in control transaction and the redomestication of the Orkney I securitization during the quarter ended June 30, 2007. This analysis is ongoing and therefore management can not make a reasonable estimate of the results of operations for the quarter ended June 30, 2007 at this time.

                            Scottish Re Group Limited
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2007                   By: /s/ Paul Goldean
                                           ------------------------------
                                           Paul Goldean
                                           President and Chief Executive Officer